6711 MISSISSAUGA ROAD, SUITE 404 MISSISSAUGA, ONTARIO, CANADA L5N 2W3 PHONE: (905) 858-1368 FAX: (905) 858-1399 www.med-emerg.com

June 28, 2005

Ms. Keira Ino
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Dear Ms. Ino:

In response to the questions posed in the correspondence from Mr. Jim Rosenberg, Senior Assistant Chief Accountant, in his letter of May 4, 2005, we are pleased to provide our responses herein. For ease of reference our responses are in sequence consistent with Mr. Rosenberg’s questions.

If you have questions please contact the writer at your earliest convenience at (905) 288-1003 or bdanis@med-emerg.com.

NOTE: CERTAIN INFORMATION CONTAINED HEREIN IS CONFIDENTIAL AND MAY NOT BE MADE PUBLIC.

Sincerely yours,

/s/William J. Danis
Chief Financial Officer

Med-Emerg International Inc.
Response to SEC questions
June 28, 2005

Question 1. Item 6- revised table as requested.

	US$
	YEAR ENDED DECEMBER 31,
	2004	2003	2002	2001	2000
Statement of Operations Data:
Revenue	48,447,687	54,335,558	37,428,043	15,813,250	15,532,767
Physician fees and other direct costs	43,693,380	49,217,416	34,382,752	13,223,282	10,011,764
Gross Profit	4,754,307	5,118,142	3,045,291	2,589,968	5,521,003
Operating expenses before undernoted items	4,810,341	4,678,665	2,704,529	2,439,373	6,103,860
Depreciation and amortization	182,399	120,924	102,345	92,575	1,590,006
Other expenses	1,102,772	1,730,587	827,336	2,078,753	1,291,150
	6,095,512	6,530,176	3,634,210	4,610,701	8,985,016
Loss before income taxes	(1,341,205)	(1,412,034)	(588,919)	(2,020,733)	(3,464,013)
Income taxes (recovery)	-	(2,458)	-	1,248,016	(978,189)
Minority interest	-	(2,095)	(2,211)	1,926	(318,223)
Discontinued operations	-	(167,169)	(16,956)	(3,470,892)	-
Net loss - Canadian GAAP	(1,341,205)	(1,574,650)	(603,664)	(6,741,567)	(2,167,601)
Net loss - US GAAP	(1,176,578)	(1,983,291)	(619,214)	(6,964,095)	(3,689,914)
Preferred share dividends	(34,173)	(135,006)	(134,983)	(134,870)	(131,240)
Forgiveness of Preferred share dividends	579,582	-	-	-
Net loss attributable to common shareholders - Canadian GAAP	(795,796)	(1,709,656)	(738,647)	(6,876,437)	(2,298,841)
Net loss attributable to common shareholders - US GAAP	(631,169)	(2,118,297)	(754,197)	(7,098,965)	(3,821,154)
Basic loss per common share
Continuing operations	(0.02)	(0.16)	(0.08)	(0.41)	(0.40)
Discontinued operations	(0.00)	(0.02)	(0.00)	(0.42)	(0.00)
Balance Sheet Data:
Working Capital Surplus (deficit)	1,224,127	(3,169,692)	(2,276,540)	(1,931,980)	(2,471,958)
Total Assets	7,322,027	4,044,225	3,641,207	3,421,080	9,268,922
Long-Term debt	599,991	599,991	590,536	590,536	11,537
Shareholders' equity (deficit) - Canadian GAAP	559,249	(3,448,142)	(1,698,340)	(1,253,814)	4,142,345
Shareholders' equity (deficit) - US GAAP	1,647,121	(2,360,270)	(1,267,357)	(769,846)	3,777,466
Year end US$ exchange rate (equivalent to 1Cdn$)	0.83	0.77	0.63	0.63	0.67
Average US$ exchange rate (equivalent to 1Cdn$)	0.77	0.71	0.64	0.65	0.66

2 of 12

Med-Emerg International Inc.
Response to SEC questions
June 28, 2005

Question 2 - Item 6 - additional information as requested.

SUPPLEMENTARY FINANCIAL INFORMATION

QUARTERLY FINANCIAL DATA (UNAUDITED)

	4TH QUARTER		3rd QUARTER		2nd QUARTER		1ST QUARTER
	2004	2003	2004	2003	2004	2003	2004	2003
Revenue	13,619,890	12,421,081	11,704,989	14,297,671	10,569,207	16,348,865	12,553,601	11,267,941
Gross Profit	1,252,482	1,220,583	1,148,196	1,417,336	1,169,895	1,504,929	1,183,734	975,294
Income(loss) before undernoted items	520,908	174,425	-35,286	221,059	-620,637	-32,359	78,981	76,352
Gain (loss) from discontinued operations	3,449	-898,848	0	862,814	7	-71,179	-3,456	-59,956
Net profit (loss) for the period	-253,018	-147,634	-234,864	114,715	-160,350	-753,635	-147,564	-923,102
Basic loss per common share
Continuing operations	0.01	0.09	0.00	-0.08	-0.01	-0.08	-0.02	-0.09
Discontinued operations	0	-0.09	0.00	0.09	0.00	-0.01	0.00	-0.01

3 of 12

Med-Emerg International Inc.
Response to SEC questions
June 28, 2005

Question 3 - ITEM 7- proposed changes to MD&A in accordance with Rule 303(a) of Reg. S-K
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-looking statements of MEII, included herein or incorporated by reference including, but not limited to, those regarding future business prospects, the adequacy of capital resources and other statements regarding trends relating to various revenue and expense items, could be affected by a number of uncertainties and other factors beyond management's control.

FINANCIAL OVERVIEW

The Company reported a net loss of approximately $1.3 million for the year ended December 31, 2004 compared to a net loss of $1.6 million for the year ended December 31, 2003 and $600 thousand for the year ended December 31, 2002. The loss amounted to $ 0.02 per share for continuing operations and a $0.00 loss for discontinued operations for the year ended December 31, 2004 compared with a loss of $ 0.16 per share for continuing operations and a $0.02 loss for discontinued operations for the year ended December 31, 2003 and a loss of $0.08 per share for continuing operations and a loss $0.00 per share for discontinued operation for the year ended December 31, 2002. The main reason for the decrease in the net loss during 2004 is the result of the non-cash stock compensation expenses that the Company recorded in 2003 as a result of re-pricing the outstanding warrants and the issuance of stock options. The Interest and financing expenses are also lower in the current year. These cost reductions were largely offset by reduced gross margins of about $360 thousand and closing costs associated with an equity financing of about $609 thousand. The results for 2002 were favorably affected by a $228 thousand gain associated with the forgiveness of debt. In 2004 the Company implemented their strategic plan of realigning the business units and the consolidation and closure of non-performing medical clinics. MEII continues to pursue profitable contracts that are consistent with the current operating strategy.

The net loss attributable to common shareholders is approximately $796 thousand for the year ended December 31, 2004 compared to a net loss of $1.7 million for the year ended December 31, 2003 and $740 thousand for the year ended December 31, 2002. The improvement over 2003 is due to the forgiveness of preferred share dividends of $579,582, during the year. The loss in 2003 was greater than the loss in 2002 largely because of stock compensation expenses of $1.16 million. These were largely attributable to the re-pricing of certain common share purchase warrants.

REVENUE

The Company's revenue for the year ended December 31, 2004 was $48.5 million, compared to $ 54.3 million for the year ended December 31, 2003, and $37.4 million for the year ended December 31, 2002.

The decrease of revenue in 2004, of approximately 11% was mainly attributable to the non-recurrence of the SARS crisis which caused a one-time increase in 2003 revenues. The increase in 2003 revenues of 45% over 2002 was driven by the SARS crisis and increased revenues associated with the DND contract.

Revenue from the DND contract amounted to approximately $39 million during the year ended December 31, 2004 compared to $ 40.3 million for the year ended December 31, 2003 and $31.3 for the year ended December 31, 2002. Revenues for this division are driven by requests by the Canadian Armed Forces for additional healthcare staff.

Revenue from the Staffing Solutions division were $7.5 million during the year ended December 31, 2004 compared to $13 million for the year ended December 31, 2003 and $5.7 million for the year ended December 31, 2002. The spike in revenues in 2003 was due to the one-time revenue generated in 2003 due to the SARS outbreak.

Revenue from the Medical Services division amounted to $1.2 million for the 2004 fiscal year compared to $900 thousand and $400 thousand for fiscal years’ ended December 31, 2003 and 2002 respectively. The 33% increase in revenues in 2004 was driven by the increase in the number of infusions provided by the division during the year and reflects the continued growth of the division, which began in 2002.

Revenue from Healthcare Consulting division amounted to approximately $790 thousand during the year ended December 31, 2004 compared to $155 thousand for the prior year, an increase of 410%. This is mainly due to revenue generated by the Atlantic Health and Human resources project.

4 of 12

Med-Emerg International Inc.
Response to SEC questions
June 28, 2005

GROSS MARGIN

Gross Margin (revenue less physician and other direct costs) reduced to $4.8 million for the year ended December 31, 2004 compared to approximately $5.1 million for the year ended December 31, 2003 and $3.0 million for the year ended December 31, 2002.

Physician fees and other direct costs, primarily fees paid to contract physicians, as a percentage of total revenues declined to about 90.1% in 2004 versus 90.6% in 2003 and 91.9% in 2002. Gross margin percentages increased in the Staffing Solutions and Government Health Services divisions, the divisions that generate our greatest revenue.

OPERATING EXPENSES

Operating expenses totaled $4.8 million for the year ended December 31, 2004 compared to $4.7 million in the prior year, and $2.7 million for the year ended December 31, 2002. In 2004 there was an increase in salaries and benefits and travel and marketing as compared to the prior period, which was largely offset by a reduction in General and administration costs. In 2003 expenses increased over 2002 as a result of a provision for adjustments on the DND contract and the continued growth of certain operating units.

AMORTIZATION AND INTEREST

Amortization increased from approximately $102 thousand for the year ended December 31, 2002 to $121 thousand in 2003 and $182 thousand in 2004. The increases are due to additions to computer hardware, software and leasehold improvements.

Interest and financing costs decreased to approximately $337 thousand during the year ended December 31, 2004 compared to $569 thousand in 2003 and $993 thousand in 2002. The reduction in 2004, of about 41%, is due to the fact that the company negotiated lower borrowing rates on its loan facilities and repaid the secured debenture. The reduction in 2003 compared to 2002 largely relates to a foreign exchange gain on the settlement of a financial instrument denominated in US dollars, and the Company having negotiated lower rates on its borrowing facilities in 2003.

OTHER EXPENSES

There was a one-time impact of the closing costs of $609,214 associated with the equity financing. Also associated with the equity financing, the Company recognized a one-time benefit of $579,582, due to the forgiveness of unpaid accrued preferred share dividends. Stock compensation expenses were significantly lower at $98,622 as compared to $1,161,262 during the prior year. There has also been an impairment to the long-term investment of $57,626 during the year.

INCOME TAXES

The Company has loss carry forwards of approximately $8.5 million to be applied against future corporate income taxes. This benefit has not been reflected in these statements.

Question 4 - revised disclosure of liquidity and capital resources.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2004, the Company's cash position was $2.3 million compared to $129 thousand at December 31, 2003 and $90 thousand at December 31, 2002. The $4.5 million equity financing (the “Financing”) that was completed in June 2004 was the prime source of the improved cash position.

Operating activities consumed $1.7 million of cash in the year of which $1.0 million was absorbed directly by operations and the remainder was consumed by changes in working capital. The biggest change in 2004 as compared to 2003 was the one-time impact of closing costs associated with the Financing. These costs totaled about $610 thousand. The working capital change is largely attributable to an increase in accounts receivable relative to the accounts payable. While cyclicality in accounts receivable and accounts payable are common on a month-to-month basis, based on invoice dates, the accounts payable did not increase as much as the accounts receivable because proceeds from the Financing

5 of 12

Med-Emerg International Inc.
Response to SEC questions
June 28, 2005

were used to reduce long, outstanding accounts payable. The decrease in cash flow from operations compares to cash generated by operating activities of about $965 thousand in 2003 and $998 thousand in 2002. For both 2003 and 2002 the cash was generated by changes in working capital which amounted to $1.07 million in 2003 and $1.14 million in 2002.

We expect that the loss of DND contract will negatively impact our cash flows in 2005, commencing in the second quarter. While we adjust to the loss of the contract we expect that we will use up to $700 thousand of our cash resources to fund operating activities.

Investing activities used cash of about $700 thousand in the year ended December 31, 2004, of which about $500 thousand was used to upgrade computer hardware and software and to finance the leaseholds and furniture associated with our move to new premises. About $200 thousand was used in the purchase of the Scarborough Pain Clinic, and resulted in an increase in goodwill. This compares with cash generated by investing activities of $120 thousand in 2003, which was comprised of proceeds from the sale of our clinic operations of $470 thousand and which was offset by cash used to acquire property, plant and equipment of $135 thousand and $210 thousand used by discontinued operations. In 2002, cash of about $300 thousand was used in investing activities. Of this about $100 thousand was generated through the sale of an investment, $65 thousand was used to acquire property, plant and equipment, and $335 thousand was used to invest in discontinued operations.

Financing activities generated $4.5 million of cash during the year. This occurred when the Company issued 39,360,272 common shares as part of an equity financing. This compares to cash used by financing activities of $640 thousand in 2003 and $605 thousand in 2002. In 2003 the cash was largely used to repay $660 thousand of debt. In 2002 the decrease in cash arose when the company raised about $475 thousand of debt, but in turn reduced bank indebtedness by $970 thousand and incurred $70 thousand to finance discontinued operations and $42 thousand to finance deferred financing costs.

Question 5 - revised disclosure regarding contractual obligations

CONTRACTUAL OBLIGATIONS

	2005	2006	2007	2008	2009	Thereafter	Obligations
Long-term debt	-	276,600	276,600	276,600	64,717	-	894,517
Operating lease obligations	288,309	293,276	293,679	135,342	113,352	171,472	1,295,430
Notes payable	-	599,991	-	-	-	-	599,991
Total	$288,309	$1,169,867	$570,279	$411,942	$178,069	$171,472	$2,789,938

Question 6 - revised discussion re accounting policies and assumptions

CRITICAL ACCOUNTING POLICIES AND ASSUMPTIONS

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities during the reporting period. Significant areas requiring the use of estimates relate to: 1) the reported amounts of revenues and expenses, 2) the assessment of collection risk associated with accounts receivable, 3) the disclosure of contingent liabilities, 4) the carrying value of property, plant, and equipment

6 of 12

Med-Emerg International Inc.
Response to SEC questions
June 28, 2005

and the rate of amortization related thereto. Actual results could differ from those estimates. When adjustments become necessary, those adjustments are reported in earnings in the period in which they become known.

More than 87% of the Company’s assets are comprised of cash and accounts receivable, both of which are easily valued. Similarly 97% of the Company’s revenues are earned on a monthly basis as services are delivered. Accordingly, while assumptions and estimates are an important aspect of financial statement preparation, the role is somewhat diminished by the nature of the Company’s assets and revenues.

Question 7 - analysis of changes in each caption of stockholders’ deficit

CAPITAL STOCK	2004	2003
Balance at the beginning of the year	11,544,736	11,544,736
Shares issued to new investors	4,500,000	-
Elimination of deficit (note 14)	(14,683,456)	-
Balance at the end of the year	1,361,280	11,544,736
CONTRIBUTED SURPLUS
Balance at the beginning of the year	2,397,849	1,236,587
Stock option compensation	98,622	1,161,262
Fair value of options in connection with acquisition Scarborough pain clinic	39,938	-
Elimination of deficit (note 14)	(2,469,329)	-
Balance at the end of the year	67,080	2,397,849
DEFICIT
Balance at the beginning of the year	(16,425,309)	(14,715,653)
Net loss attributable to common shareholders	(795,796)	(1,709,656)
Elimination of deficit (note 14)	17,152,785	-
Balance at the end of the year	(68,320)	(16,425,309)
CUMULATIVE TRANSLATION ADJUSTMENT	(800,791)	(965,418)
SHAREHOLDERS' EQUITY (DEFICIT)	559,249	(3,448,142)

7 of 12

Med-Emerg International Inc.
Response to SEC questions
June 28, 2005

Question 8 - Response to your question regarding the calculation of earnings per share.

In the prior years (2003 and prior), the preferred share dividends have been reduced from the numerator in the earnings per share calculation. Accordingly, even though we are unable to cite any authoritative source for this treatment, it is only appropriate that in 2004, the forgiveness of preferred share dividends should increase the numerator in the earnings per share calculation.

Question 9 - proposed expanded disclosure on revenue recognition for Notes to Financial Statements

(f)	Revenue recognition

The company has adopted the provisions of EIC - 123 and EITF 99-19. Both address the reporting of revenue on a gross basis as a principal versus on a net basis as an agent. The pronouncements generally state that revenue should be reported on a gross basis if:

•	The enterprise is the primary obligor in the relationship;
•	The enterprise has latitude in establishing price;
•	The enterprise performs part of the service;
•	The enterprise has discretion in supplier selection;
•	The enterprise is involved in the determination of service specifications; and
•	The enterprise has credit risk

With the exception of determining how the specific service is delivered, MEII meets the six tests identified for each of its service offerings. Accordingly revenue is reported on a gross basis for all business units.

The following is a description of MEII’s revenue recognition policies for each of our significant business units.

(1) Staffing Solutions:

Revenue is reported on a gross basis.

MEII acts as a principal in providing these services. MEII contracts with emergency room physician and nursing personnel to provide services to hospitals and correctional facilities in Ontario, British Columbia and Nova Scotia, a mix of rural and urban facilities including tertiary care centers.

Contracts are both fee-for-service and fixed monthly contracts. Contracts are negotiated annually and are cancelable by either party on 60 days notice.

Revenue is recognized on a current basis, as services are delivered.

(2) Government Healthcare Services (Includes Department of National Defence (“DND”)):

Revenue is reported on a gross basis.

MEII has an administrative management contract with Public Works and Government Services Canada (“PWGSC”) to provide personnel to Canadian armed forces across Canada on behalf of the Minister of National Defence.

Under the terms of the contract, MEII has the responsibility to hire medical personnel and support staff and where necessary provide appropriate training and supervision of the work performed at the respective bases across Canada. MEII bills DND for the work performed by these individuals and in turns pays the medical personnel and support staff based on the terms of the respective contracts signed with them.

Revenue is recognized on a current basis, as services are delivered.

(3) Medical Services:

Revenue is reported on a gross basis.

8 of 12

Med-Emerg International Inc.
Response to SEC questions
June 28, 2005

Under contracts with Schering-Plough Canada and Novartis Pharmaceuticals Canada Inc, MEII acts as the coordinator for the community-based infusion of certain medications for the treatment of patients with rheumatoid arthritis, Crohn’s disease and certain cancers.

The Company acts as the principal in providing pain management treatments to patients in its Toronto-based clinics.

Revenue is recognized on a current basis, as services are delivered.

(4) Healthcare Consulting:

Revenue is reported on a gross basis.

MEII is involved with several provincial governments, advising on a variety of issues related to primary care staffing, training and integrated service delivery models. MEII also advises several aboriginal communities with regards to healthcare infrastructure service delivery issues.

Revenue is recognized over the life of the contracts, based on pre-defined milestones.

Question 10 - proposed change to disclosure regarding discontinued operations.

The sentence: “MEII and AIM continue to work together to ensure the long-term successful development of these clinics.” will be deleted from the note disclosure.

Question11. Answer regarding costs associated with equity financing.

The majority of the closing costs were incurred by the investors as part of their due diligence. Contractually the Company was obliged to absorb these costs if the deal was finalized. Accordingly it was concluded that the costs should be expensed as they were not directly related to the offering.

Question 12 - Regarding the Stock Option Plan

MEII initiated a stock option plan with performance based option awards, for the first time in 2004. The Company has a history of losses that dates back at least 10 years. It was considered overly conservative to accrue performance based compensation when the company had failed to generate profits for such an extended time.

At the time of the financial statement preparation, it was not considered likely that the earnings test would be met.

9 of 12

Med-Emerg International Inc.
Response to SEC questions
June 28, 2005

Question 13 - amended disclosure regarding weighted average share price.

	Number	Options			Weighted
(Number of shares )	of Shares	Exercisable	Option Price		Avg. Price
Outstanding January 1, 2002	2,441,300	2,441,300	$0.50	$4.25	$0.96
Granted	100,000		$1.00	$1.00	$1.00
Exercised	0
Cancelled	-271,300		$0.50	$4.25	$1.96
Outstanding December 31, 2002	2,270,000	2,270,000	$0.50	$1.00	$0.84
Granted	785,000		$0.50	$0.50	$0.50
Exercised	0
Cancelled	-730,000		$0.50	$1.87	$1.48
Outstanding December 31, 2003	2,325,000	2,325,000	$0.50	$1.00	$0.52
Granted	2,750,000		$0.115	$1.00	$0.14
Exercised	0
Cancelled	0
Outstanding December 31, 2004	5,075,000	2,487,500	$0.115	$1.00	$0.32

Question 14 - ASPECTS OF THIS ANSWER ARE CONFIDENTIAL AND ARE NOT TO BE PUBLISHED OR DISTRIBUTED.

Our restructuring was effective in Q3 of 2004 after MEII sought and obtained shareholder approval to proceed with the change as is required under Canadian GAAP.

At the time the approval was sought, the Company had completed its budget process for the balance of 2004 and 2005. Based on the budgets and with the support of the recently completed financing, it was perceived that all tests outlined in FFR 210 were met. That is to say:

•	The earned surplus was exhausted;
•	No deficit existed in any surplus account;
•	Shareholders voted in favour of the reclassification at the AGM held in August 2004;
•
All assets were reviewed and values adjusted accordingly. At the time, no adjustments were made. Given that about 92% of assets are current assets, and 100% of liabilities are trade or government liabilities, it is not unexpected that there would be little impact on the valuation of these balance sheet amounts. Further, the majority of non-current assets were purchased in the second half of 2004 and accordingly the likelihood of a material revaluation is unlikely.

•	The auditors’ provided a “Preferability Letter” in support of the restructuring.

The loss that occurred in Q4 2004 arose from a provision that was booked in recognition that a major client has been slow in paying its account. It was not foreseeable that at the time of the restructuring that the client would provide these challenges.

From an operational perspective the enclosed financial projections (see page 12 of this correspondence), which were approved by the board in August 2004 indicate that income of Cdn$373,000 was forecast in Q4 of 2004 and income of Cdn$6.5 million was forecast for 2005. The forecasts were based on the best information available at the time. While certain assumptions have not come to pass, most notably the loss of the contract with Canada’s Department of National Defence, we used our best judgement in proceeding with the reclassification of the deficit. We believe that it would be inappropriate to reflect on the information with the benefit of hindsight.

10 of 12

Med-Emerg International Inc.
Response to SEC questions
June 28, 2005

Question 15 - Disclosure of contingent liabilities

We are satisfied that our disclosure with regards to GST is appropriate. The following is our rationale:

Goods and Services Tax (GST) arise when MEII provides a qualifying service. The issue that gives rise to uncertainty around a GST liability is that GST, as applicable to healthcare services is a misunderstood area of taxation. The Company sought and obtained the views of two major accounting firms with respect to the applicability of GST for healthcare services as it applies to Med-Emerg. Regrettably the firms disagreed on the treatment of GST in the circumstances in question. Accordingly we have concluded that it is not determinable what if any liability will arise with respect to GST, and accordingly we have provided note disclosure. To determine if GST is applicable or not a firm ruling from the Canada Revenue Agency is required. The Company does not intend to seek such a ruling.

With respect to the Workers Safety and Insurance Board liability we propose to modify our disclosure as follows:

(i)
There is uncertainty with respect to the Company’s liability arising from a contractual dispute with a customer. Based on the advice of counsel, the Company is of the view that it is unlikely that the Company will be found liable for these costs. The costs associated with this contingent liability range from $400 thousand to $1.3 million.

Question 16 - proposed disclosure re allocation of Goodwill

The balance of the purchase price was allocated to Goodwill. The Goodwill was subsequently impaired and accordingly written off.

New language proposed for financial statement disclosure:

(a)	Shareholders’ equity (deficit)

Under Canadian GAAP, the purchase price of an acquisition is determined based on the share price on the date the transaction is consummated. Under U.S. GAAP, the purchase price of an acquisition where shares are issued is determined based on the share price for the period surrounding the announcement date of the acquisition. The share price used for the YFMC Healthcare Inc. acquisition in 1999 under Canadian GAAP was $1.25. The share price used for the YFMC Healthcare Inc. acquisition under U.S. GAAP was $1.859. The differential was allocated to Goodwill at that time. Subsequently the Goodwill was impaired and written-off.

11 of 12

Med-Emerg International Inc.
Consolidated Budget for 2004 and 2005
Summary of Instituitional staffing, DND, Infusions, Consulting, New Business and overheads

CONFIDENTIAL - NOT FOR DISTRIBUTION

(All amounts are Cdn$)

	Jan-04	Feb-04	Mar-04	Apr-04	May-04	Jun-04	Jul-04	Aug-04	Sep-04	Oct-04	Nov-04	Dec-04	Total	Total
	(Actual)	(Actual)	(Actual)	(Actual)	(Actual)	(Budget)	(Budget)	(Budget)	(Budget)	(Budget)	(Budget)	(Budget)	2004	2005
Revenue	$5,379,630	$5,267,668	$5,895,837	$4,567,140	$4,780,958	$5,086,881	$5,081,015	$5,089,007	$5,036,200	$5,293,710	$5,426,543	$5,561,456	$62,466,045	$86,253,995
Direct costs	$4,855,417	$4,737,974	$5,389,819	$3,977,970	$4,299,054	$4,564,645	$4,550,261	$4,538,602	$4,443,654	$4,498,411	$4,601,395	$4,707,469	$55,164,671	$68,491,340
Gross Profit	$524,213	$529,694	$506,018	$589,170	$481,904	$522,236	$530,754	$550,405	$592,546	$795,299	$825,148	$853,987	$7,301,374	$17,762,655
Expenses
Salaries and Benefits
Salaries - Divisional	$144,068	$135,442	$147,122	$201,802	$155,165	$164,863	$181,692	$174,859	$172,384	$178,741	$234,661	$211,655	$2,102,454	$3,649,569
Benefits - Divisional	$10,783	$11,769	$13,968	$13,956	$12,780	$23,880	$22,637	$24,657	$24,310	$24,938	$28,421	$28,781	$240,880	$488,553
General and Administration
Office costs	$116	$7,405	$7,805	$5,875	$5,645	$3,333	$3,433	$4,441	$4,441	$8,141	$12,241	$19,241	$82,117	$717,522
Pagers and phones	$7,964	$7,920	$3,804	$6,534	$2,091	$5,175	$4,975	$6,175	$6,175	$6,525	$15,525	$15,525	$88,388	$169,548
Bad debts	$1,863	$6,088	$2,191	$2,873	$2,139	$5,178	$5,178	$5,178	$5,178	$2,178	$2,178	$2,178	$42,400	$24,336
Postage and Courier	$0	$0	$0	$0	$0	$1,800	$1,800	$3,360	$3,360	$3,460	$4,460	$4,460	$22,700	$56,150
Training and Memberships	$4,408	$0	$980	$3,311	$8,412	$2,600	$8,600	$2,600	$2,600	$2,800	$12,800	$2,800	$51,911	$89,200
Advisors and Consultants	$63,643	$31,242	($8,250)	$40,533	$32,257	$33,417	$43,417	$29,417	$20,917	$19,917	$29,917	$29,917	$366,344	$479,500
Accounting and Legal	$10,037	$3,245	$5,122	$4,256	$5,813	$4,000	$4,000	$6,083	$6,083	$6,833	$9,083	$10,583	$75,138	$241,994
IT development	$0	$0	$0	$0	$0	$8,000	$9,000	$9,000	$13,000	$9,000	$9,000	$7,000	$64,000	$70,000
Occupancy Costs
Rent - Divisional	$798	$2,654	$3,708	($1,208)	$7,666	$2,975	$2,975	$2,075	$2,075	$4,228	$7,129	$12,182	$47,257	$492,779
Insurance	$600	$600	$600	$687	$774	$774	$774	$2,274	$2,274	$2,774	$4,474	$5,474	$22,079	$128,688
Property taxes	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Travel and Marketing
Travel	$44,344	$31,354	$26,244	$31,740	$22,860	$35,717	$29,017	$29,017	$32,017	$29,017	$49,100	$33,600	$394,027	$405,681
Advertising	$13,185	$4,044	$13,106	$13,309	$6,560	$11,050	$8,800	$9,150	$12,650	$11,150	$12,750	$13,250	$129,004	$166,500
Entertainment	$157	$0	$235	$0	$972	$800	$800	$800	$1,800	$1,050	$2,300	$1,050	$9,964	$30,850
Operating costs	$301,966	$241,763	$216,635	$323,668	$263,134	$303,562	$327,098	$309,086	$309,264	$310,752	$434,039	$397,696	$3,738,663	$7,210,870
Divisional EBITDA	$222,247	$287,931	$289,383	$265,502	$218,770	$218,674	$203,656	$241,319	$283,282	$484,547	$391,109	$456,291	$3,562,711	$10,551,785
Overheads	$218,268	$239,276	$237,935	$276,136	$236,017	$270,139	$274,239	$294,239	$294,239	$287,639	$277,639	$272,639	$3,178,405	$3,463,272
Other Income	$0	$0	$0	$0	$0	$754,000	$0	$0	$0	$0	$0	$0	$754,000	$0
EBITDA	$3,979	$48,655	$51,448	($10,634)	($17,247)	$702,535	($70,583)	($52,920)	($10,957)	$196,908	$113,470	$183,652	$1,138,306	$7,088,513
Interest and financing	$44,751	$64,100	$61,303	$45,496	$23,536	$25,543	$23,135	$18,120	$18,313	$18,399	$18,493	$18,524	$379,713	$330,334
Amortization of property, plant and equipment	$8,606	$8,421	$9,131	$9,156	$11,330	$12,000	$21,304	$21,304	$21,304	$21,304	$21,304	$21,304	$186,469	$314,650
Stock Compensation expense	$0	$0	$53,200	$0	$0	$7,638	$0	$0	$0	$0	$0	$0	$60,838
Income (loss) before closing costs	($49,378)	($23,866)	($72,186)	($65,286)	($52,113)	$657,354	($115,022)	($92,344)	($50,574)	$157,205	$73,673	$143,824	$511,287	$6,443,529
Closing costs						$792,000							$792,000	$0
Income (loss) for the period before income taxes	($49,378)	($23,866)	($72,186)	($65,286)	($52,113)	($134,646)	($115,022)	($92,344)	($50,574)	$157,205	$73,673	$143,824	($280,713)	$6,443,529
Provision for income taxes	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Net Income (loss) for the period)	($49,378)	($23,866)	($72,186)	($65,286)	($52,113)	($134,646)	($115,022)	($92,344)	($50,574)	$157,205	$73,673	$143,824	($280,713)	$6,443,529

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